================================================================================
                                        UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                                        SCHEDULE 13D
                                       (Rule 13d-101)
                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 2)

                                L-1 IDENTITY SOLUTIONS, INC.
                                      (Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE                                      50212A 10 6
(Title of class of securities)                                    (CUSIP number)
                                 ASTON CAPITAL PARTNERS L.P.
                               C/O L-1 INVESTMENT PARTNERS LLC
                              177 BROAD ST., STAMFORD, CT 06901

                                       with copies to:

                                    MARITA MAKINEN, ESQ.
                                 WEIL, GOTSHAL & MANGES LLP
                                      767 FIFTH AVENUE
                                     NEW YORK, NY 10153
                                       (212) 310-8000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                AUGUST 29, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

================================================================================

---------------- --------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                 Aston Capital Partners L.P.

---------------- --------------------------------------------------------------------------------------------------
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------- --------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER     (a) [_]
                 OF A GROUP:                               (b) [X](1)
---------------- --------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- --------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                                                                               OO

---------------- --------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)              [   ]
                 OR 2(e):
---------------- --------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware

---------------- --------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER:                                                               0
         SHARES
                          ----- -----------------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER:                                                     8,899,047
        OWNED BY
                          ----- -----------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER:                                                          0
       REPORTING
                          ----- -----------------------------------------------------------------------------------
      PERSON WITH          10   SHARED DISPOSITIVE POWER:                                                8,899,047

---------------- --------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING     8,899,047(2)
                 PERSON:

---------------- --------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [   ]

---------------- --------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        12.42%

---------------- --------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:                 PN

---------------- --------------------------------------------------------------------------------------------------

     -------------------------
     (1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     (2) Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

---------------- --------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                 Aston Capital Partners GP LLC

                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------- --------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                          (b) [X](3)
---------------- --------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- --------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                                                                               OO

---------------- --------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                             [   ]
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------- --------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware

---------------- --------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER:                                                               0
         SHARES
                          ----- -----------------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER:                                                     8,899,047
        OWNED BY
                          ----- -----------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER:                                                          0
       REPORTING
                          ----- -----------------------------------------------------------------------------------
      PERSON WITH          10   SHARED DISPOSITIVE POWER:                                                8,899,047

---------------- --------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING     8,899,047(4)
                 PERSON:

---------------- --------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                      [   ]
                 CERTAIN SHARES:

---------------- --------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        12.42%

---------------- --------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:                 OO

---------------- --------------------------------------------------------------------------------------------------

     -------------------------
     (3) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     (4) Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

---------------- --------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                 L-1 Investment Partners LLC

                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------- --------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)[_]
                                                                          (b)[X](5)
---------------- --------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- --------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                                                                               OO

---------------- --------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)              [   ]
                 OR 2(e):
---------------- --------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware

---------------- --------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER:                                                               0
         SHARES
                          ----- ----------------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER:                                                     9,179,047
        OWNED BY
                          ----- ----------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER:                                                          0
       REPORTING
                          ----- ----------------------------------------------------------------------------------
      PERSON WITH          10   SHARED DISPOSITIVE POWER:                                                9,179,047

---------------- --------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING     9,179,047(6)
                 PERSON:

---------------- --------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [   ]

---------------- --------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        12.82%

---------------- --------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:                 OO

---------------- --------------------------------------------------------------------------------------------------

     -------------------------
     (5) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     (6) Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person, but without assuming the exercise of any warrants held by other holders.

---------------- --------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                 Robert V. LaPenta

                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------- --------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)[_]
                                                                          (b)[X](7)
---------------- --------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- --------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                                                                               OO

---------------- --------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                             [   ]
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------- --------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware

---------------- --------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER:                                                         569,000
         SHARES
                          ----- ----------------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER:                                                     9,179,047
        OWNED BY
                          ----- ----------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER:                                                    569,000
       REPORTING
                          ----- ----------------------------------------------------------------------------------
      PERSON WITH          10   SHARED DISPOSITIVE POWER:                                                9,179,047

---------------- --------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING     9,748,047(8)
                 PERSON:

---------------- --------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                      [   ]
                 CERTAIN SHARES:

---------------- --------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        13.61%

---------------- --------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:                 IN

---------------- --------------------------------------------------------------------------------------------------

     -------------------------
     (7) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     (8) Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person.

---------------- --------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                 James A. DePalma

                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------- --------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)[_]
                                                                          (b)[X](9)
---------------- --------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- --------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                                                                               OO

---------------- --------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                             [   ]
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------- --------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware

---------------- --------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER:                                                           3,944
         SHARES
                          ----- -----------------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER:                                                     9,179,047
        OWNED BY
                          ----- -----------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER:                                                      3,944
       REPORTING
                          ----- -----------------------------------------------------------------------------------
      PERSON WITH          10   SHARED DISPOSITIVE POWER:                                                9,179,047

---------------- --------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING     9,182,991(10)
                 PERSON:

---------------- --------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                      [   ]
                 CERTAIN SHARES:

---------------- --------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        12.82%

---------------- --------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:                 IN

---------------- --------------------------------------------------------------------------------------------------

     -------------------------
     (9) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     (10) Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person.

---------------- --------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                 Joseph S. Paresi

                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------- --------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)[_]
                                                                          (b)[X](11)
---------------- --------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- --------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:                                                                               OO

---------------- --------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                             [   ]
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------- --------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware

---------------- --------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER:                                                           4,000
         SHARES
                          ----- -----------------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER:                                                     9,179,047
        OWNED BY
                          ----- -----------------------------------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER:                                                      4,000
       REPORTING
                          ----- -----------------------------------------------------------------------------------
      PERSON WITH          10   SHARED DISPOSITIVE POWER:                                                9,179,047

---------------- --------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING     9,183,047(12)
                 PERSON:

---------------- --------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES:

---------------- --------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        12.82%

---------------- --------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:                 IN

---------------- --------------------------------------------------------------------------------------------------


     -------------------------
     (11) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     (12) Assuming exercise of all currently exercisable warrants to purchase Company Common Stock beneficially owned by such reporting person.

         This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 23, 2005 by Aston Capital Partners L.P., Aston Capital Partners GP LLC, L-1 Investment Partners LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Joseph S. Paresi and Ms. Doni L. Fordyce (other than Ms. Fordyce, collectively, the "Reporting Persons").

         Item 1.        Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.001 par value per share ("Company Common Stock") of L-1 Identity Solutions, Inc., a Delaware corporation (formerly known as Viisage Technology, Inc., the "Company"). The principal executive offices of the Company are located at 177 Broad St., Stamford, CT 06901.

         Item 4.        Purpose of the Transaction.

         On August 29, 2006, the Company and Identix consummated a merger pursuant to an Agreement and Plan of Reorganization (the "Merger Agreement") with VIDS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), and Identix Incorporated, a Delaware corporation ("Identix"), under which Merger Sub merged with and into Identix, with Identix being the surviving corporation (the "Merger"). As a result of the Merger, Identix became a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Identix common stock was converted into the right to receive 0.473 newly issued shares of Company Common Stock.

         In connection with the consummation of the Merger, L-1 Investment Partners LLC ("L-1") and the Company entered into a consulting agreement, dated as of August 29, 2006 (the "Consulting Agreement"), pursuant to which the Company agreed to pay L-1 a transaction fee in consideration of L-1's services to the Company in connection with the Merger and other transactions consummated by the Company prior to the date thereof. Pursuant to the Consulting Agreement, the Company paid to L-1 a one-time fee of $2.5 million simultaneously with the closing of the Merger as consideration for professional services provided by L-1. The Consulting Agreement was terminated as of the effective time of the Merger except for certain provisions contained therein relating to fees, representations and warranties and indemnification.

         In connection with the consummation of the Merger, each of Mr. Robert
V. LaPenta, Mr. James A. DePalma and Mr. Joseph S. Paresi (each an "Executive") entered into an employment agreement with the Company (collectively, the "Employment Agreements") pursuant to which the Executives became officers of the Company, with the respective titles set forth below, and the Company agreed to grant options to purchase Company Common Stock ("Options") to each of the Executives in the amounts set forth below:

                                                                   Number of
Name                      Title                                    Options
----                      -----                                    -------

Robert V. LaPenta         Chairman of the Board, President and     315,000
                          Chief Executive Officer

James A. DePalma          Executive Vice President, Chief          180,000
                          Financial Officer and Treasurer

Joseph S. Paresi          Chief Sales and Marketing Officer and    117,000
                          Executive Vice President


The initial term of each of the employment agreements is three years, subject to automatic renewals for consecutive one-year terms. The Options were granted at an exercise price per share equal to the weighted average closing price per share of the Company Common Stock over the twenty most recent trading days on the principal exchange or market on which the Company Common Stock is listed (as reported in the Wall Street Journal), and will vest in equal annual installments for four years from the grant date, and will be exercisable for ten years from the grant date.

         In connection with the Merger, the Company expects to enter into an employment agreement with Ms. Fordyce in connection with her position as Executive Vice President, Corporate Communications. This agreement had not been finalized as of the date of this Schedule 13D.

         The foregoing summary of the Consulting Agreement and Employment Agreements is qualified in its entirety by reference to the full text of the Consulting Agreement and the Employment Agreements, which agreements are filed as Exhibits 10.1 through 10.4, respectively, hereto and which are incorporated herein by reference.

         Upon consummation of the Merger, Aston Capital Partners L.P. ("Aston") beneficially owned less than 15% of the outstanding capital stock of the Company and, as result, Aston's right to designate two members to the Board of Directors of the Company pursuant to the Investment Agreement, dated as of October 5, 2005, between Aston (as successor-in-interest by assignment from L-1) and the Company (the "Investment Agreement") was terminated. In connection with the Merger, the board of directors of the Company had designated the former nominees of Aston to serve as directors of the Company following the Merger.

         As previously reported by Aston, on December 16, 2005, Aston purchased from the Company a warrant to purchase 1,280,000 shares of Company Common Stock (the "A-Warrant"), exercisable on a pro rata basis when and if acquisitions by the Company involving the payment of aggregate consideration of $125 million are consummated, and (ii) a warrant to purchase 320,000 shares of Company Common Stock (the "B-Warrant", and collectively with the A-Warrant, the "Warrants"), of which 213,333 shares are exercisable when and if the Company's gross revenues for any four-quarter period are equal to or greater than $200 million; and 106,667 shares are exercisable when and if the Company's gross revenues for any four-quarter period are equal to or greater than $300 million. As a result of the Merger, the A-Warrant is fully vested. No portion of the B-Warrant is currently vested. All Warrants will be accelerated and become immediately exercisable in connection with a change of control of the Company (as defined in the Warrants). The Merger did not constitute a change in control of the Company as defined in the Warrants or the IBT Warrant (defined below).

         As previously reported by L-1, on December 16, 2005, L-1 was issued a warrant to purchase 440,000 shares of Company Common Stock (the "IBT Warrant") in consideration of its strategic advice, due diligence and other services relating to the acquisition of 100% of the outstanding shares of capital stock of Integrated Biometric Technology LLC by the Company. The IBT Warrant is currently exercisable to purchase 280,000 shares of Company Common Stock at an exercise price of $13.75 per share for a term of three years. The remaining portion of the IBT Warrant will vest if during any of 2006, 2007 or 2008, the IBT business generates earnings before interest, taxes, depreciation and amortization (EBITDA) of $6 million or more. The IBT Warrant would become immediately exercisable in connection with a change of control of the Company

         Item 5.        Interest in Securities of the Issuer.

         The information contained in Item 4 and Rows (7) through (13) of the cover pages of this Amendment No. 2 to Schedule 13D for each of the Reporting Persons are incorporated herein by reference.

         (a) Upon consummation of the Merger, Aston was the record holder of 7,619,047 shares of Company Common Stock, the A-Warrant and the B-Warrant. Assuming exercise of the A-Warrant (the B-Warrant is not currently exercisable), Aston is the beneficial owner of 8,899,047 shares of Company Common Stock constituting approximately 12.42% of the total issued and outstanding shares of Company Common Stock based on 71,625,497 shares of Company Common Stock outstanding as of August 29, 2006 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

         Assuming exercise of the A-Warrant owned of record by Aston, Aston GP, in its capacity as the general partner of Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,899,047 shares of Company Common Stock, constituting approximately 12.42% of the total issued and outstanding shares of Company Common Stock based on 71,625,497 shares of Company Common Stock outstanding as of August 29, 2006 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

         Assuming exercise of the A-Warrant owned of record by Aston, L-1, in its capacity as Investment Manager under the Aston limited partnership agreement, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,179,047 shares of Company Common Stock, including the currently exercisable portion of the IBT Warrant beneficially owned by it on its own account, constituting approximately 12.82% of the total issued and outstanding shares of Company Common Stock based on 71,625,497 shares of Company

Common Stock outstanding as of August 29, 2006 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

         Assuming exercise of the A-Warrant owned of record by Aston and the currently exercisable portion of the IBT Warrant owned of record by L-1, Mr. LaPenta, in his capacity as a managing member of Aston GP and L-1, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,748,047 shares of Company Common Stock, including 569,000 shares of Company Common Stock beneficially owned by him on his own account, constituting approximately 13.61% of the total issued and outstanding shares of Company Common Stock based on 71,625,497 shares of Company Common Stock outstanding as of August 29, 2006 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

         Assuming exercise of the A-Warrant owned of record by Aston and the currently exercisable portion of the IBT Warrant owned of record by L-1, Mr. DePalma, in his capacity as a managing member of Aston GP and L-1, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,182,991 shares of Company Common Stock, including 3,944 shares of Company Common Stock beneficially owned by him on his own account, constituting approximately 12.82% of the total issued and outstanding shares of Company Common Stock based on 71,625,497 shares of Company Common Stock outstanding as of August 29, 2006 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

         Assuming exercise of the A-Warrant owned of record by Aston and the currently exercisable portion of the IBT Warrant owned of record by L-1, Mr. Paresi, in his capacity as a managing member of Aston GP and L-1, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,183,047 shares of Company Common Stock, including 4000 shares of Company Common Stock beneficially owned by him on his own account, constituting approximately 12.82% of the total issued and outstanding shares of Company Common Stock based on 71,625,497 shares of Company Common Stock outstanding as of August 29, 2006 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

         Assuming exercise of the currently exercisable portion of the A-Warrant owned of record by Aston and the currently exercisable portion of the IBT Warrant owned of record by L-1, Ms. Fordyce, in her capacity as a managing member of Aston GP and L-1, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,179,047 shares of Company Common Stock, constituting approximately 12.82% of the total issued and outstanding shares of Company Common Stock based on 71,625,497 shares of Company Common Stock outstanding as of August 29, 2006 (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

         (b) Except as disclosed in this Item 5, none of the Reporting Persons and, to the best of their knowledge, none of the general partners or managing members of Aston, Aston GP and L-1 beneficially owns any shares of Company Common Stock.

         (c) None of the Reporting Persons has effected any transactions in respect of Company Common Stock within the past 60 days, with the exception of Mr. LaPenta who, on August 29, 2006 received 473,000 shares of Company Common Stock pursuant to the Merger in exchange for the 1,000,000 shares of common stock of Identix Incorporated held by Mr. LaPenta immediately prior to the consummation of the Merger.

         (d) The right to receive dividends on, and proceeds from the sale of the shares of Company Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements and limited partnership agreement of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

         (e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         The information set forth in Item 4 above is incorporated by reference into this Item 6.

         Item 7.        Material to be Filed as Exhibits.


Exhibit No.       Description

10.1 Consulting Agreement, dated as of August 29, 2006, by and between L-1 Investment Partners LLC and Viisage Technology, Inc.

10.2 Employment Agreement, dated as of August 29, 2006, by and between Mr. Robert V. LaPenta and Viisage Technology, Inc.

10.3 Employment Agreement, dated as of August 29, 2006, by and between Mr. James A. DePalma and Viisage Technology, Inc.

10.4 Employment Agreement, dated as of August 29, 2006, by and between Mr. Joseph S. Paresi and Viisage Technology, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 6, 2006

                                        ASTON CAPITAL PARTNERS L.P.

                                        By: Aston Capital Partners GP LLC, its
                                        general partner


                                        By:  /s/ James A. DePalma
                                           -------------------------------------
                                              Name:  James A. DePalma
                                              Title: Partner

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 6, 2006

                                        ASTON CAPITAL PARTNERS GP LLC


                                        By:  /s/ James A. DePalma
                                           -------------------------------------
                                              Name:  James A. DePalma
                                              Title: Partner

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2006

                                        L-1 INVESTMENT PARTNERS LLC


                                        By:  /s/ James A. DePalma
                                           -------------------------------------
                                              Name:  James A. DePalma
                                              Title: Partner

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 6, 2006

                                            ROBERT V. LAPENTA


                                            /s/ Robert V. Lapenta
                                            ------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 6, 2006

                                            JAMES A. DEPALMA


                                            /s/ James A. Depalma
                                            ------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 6, 2006


                                            JOSEPH S. PARESI


                                            /s/ Joseph S. Paresi
                                            ------------------------------------